October 21, 2013

Board of Directors (the “Board”)

QEP Resources, Inc.

1050 17th Street, Suite 500

Denver, Colorado 80265

Attention: Charles B. Stanley, CEO

Ladies & Gentlemen,

JANA Partners LLC (“we” or “us”) beneficially owns 7.5% of the outstanding shares of QEP Resources, Inc. (“QEP” or the “Company”). We first invested in QEP over a year ago, and since then we have attempted to work constructively to help refine the Company’s strategic direction and to address the Company’s persistent share price underperformance, which has been driven primarily by its inability to unlock the unrealized value of its midstream business (“QEPFS”). Our engagement began following QEP’s Helis acquisition, when management stressed the supposed need to deleverage in the wake of this acquisition and suggested that QEPFS could be a source of cash through a partial sale to a sponsor. We argued in response that deleveraging was not the highest corporate priority and that QEPFS should be managed for long term value maximization, rather than near term cash harvesting, and that an IPO of an MLP was the preferred route. We also stressed that to maximize the value of the general partner of the MLP, QEP would need to pursue a growth strategy for QEPFS consisting of organic project development, bolt-on M&A around existing operations, and the willingness and ability to pursue larger scale M&A opportunities that are financially and strategically accretive through scale economies and geographic diversification.

While QEP did form an MLP for its midstream business (“QEPM”), the Board of Directors (the “Board”) and management since then have done almost none of the things necessary to actually deliver on the value creation potential of the midstream business, and even worse, have spurned our numerous attempts to help them do so. Our efforts have included: (1) warning QEP in advance of the IPO that, without a proven management team incentivized to grow the general partner, the MLP would be perceived as nothing more than a financing vehicle for QEP and would thus fail to maximize shareholder value, (2) introducing QEP to potential Board members and operators with proven histories of successfully building midstream MLPs, and (3) introducing QEP to the management of a well-positioned high growth midstream general partnership, which had expressed interest in a strategic transaction with QEPFS. Such a transaction would have resulted in immediate benefits to QEP shareholders that, by management’s own admission to us, were greater than those to be achieved by QEP’s present course, because QEP shareholders would have had an interest in a publicly traded midstream general partnership with a properly incentivized management team and much greater scale and diversity of assets.

QEP management chose not to pursue any of these opportunities and offered no convincing reasons for its refusal to do so. Amazingly, just this morning, Devon Energy Corporation announced a transaction exactly like the one we proposed to QEP earlier this year to combine its midstream business with Crosstex Energy, Inc.  The market’s immediate reaction to the announcement of this transaction has been the unlocking of almost $1 billion of new value for Devon shareholders. Looked at from the perspective of Crosstex, the approximately 50% surge in its share price as of this morning shows the enormous shareholder value creation potential of a dedicated C Corp general partner vehicle.

As a result of QEP’s failure to pursue such value creation opportunities, its share price has dramatically underperformed. Since July 1, 2010 when QEP spun-off from Questar Corporation through last Friday’s close, the Company’s shares have returned just 7.4% (which includes a 6.0% increase in the last week, driven in part by our most recent purchases), compared to more than 69.1% on average for the peer companies named in QEP’s 10-K and 81.5% for the S&P 500 Energy Index. Since announcing the Helis acquisition on August 22, 2012, QEP’s stock price has underperformed its peers by 23% and its EBITDA multiple discount to a peer weighted index (80% E&P, 20% Midstream) widened from 2.1x turns of EBITDA to 3.2x turns. At a meeting with us in March, management confidently predicted that its current course would result in a $39 stock price; instead QEP’s shares have continued to languish in the high $20s and low $30s.

The good news is that QEP’s share price underperformance is easily remediable, and in fact, the discount to QEP’s intrinsic value can be used by management to benefit QEP’s shareholders. What follows is an immediately actionable plan to put QEP on a path to long term sustainable shareholder value creation.

1. Add Board Members and Management with Proven Midstream Value Creation Track Records and Align Midstream Management Incentives with Midstream Success. Prior to the recent addition of Julie A. Dill, none of QEP’s board members had a career history in midstream operations or a proven track record of building shareholder value in the midstream industry. While the addition of Ms. Dill to the Board is certainly a step in the right direction, we find it troubling that the one midstream executive QEP has chosen to invite on the Board comes from an MLP that has long been considered underutilized by its sponsor, and which sponsor in fact only moved in the direction of maximizing the general partner’s potential when confronted by a shareholder activist. The lack of midstream and MLP experience at the Board has left QEP without a promising midstream growth strategy.

The management of QEP is equally lacking in proven midstream value creation credentials, and in any event is not specifically incentivized to maximize the value of the midstream business. According to the Company’s proxy statement, oil production and NGL production goals are specifically targeted under the annual incentive program, but there is no mention of any key performance indicators that are tied directly to the midstream operations. This is the case not only for QEP’s CEO and the CFO, but for the Senior Vice President in charge of QEPFS.

It is not surprising then that QEPFS has missed out on organic growth opportunities like those that have been successfully executed by venture backed start-ups across the MLP landscape and even right under QEP’s nose by companies like Arrow Midstream and Saddle Butte, which have built large midstream businesses in and around QEP’s E&P acreage in the Bakken; or that QEP has passed on M&A opportunities such as the one we presented earlier this year and the recent acquisition of Arrow Midstream by Crestwood Midstream Partners, which would have been highly accretive for the general partner of QEPM based on Crestwood’s publicly stated target for Arrow’s FY14 EBITDA; or that QEP has consistently run the midstream business as a source of cash for E&P, rather than as an entrepreneurial growth vehicle. Capital expenditures for QEPFS are equal to only approximately 40% of QEPFS EBITDA, while growing midstream peers with general partnership ownership of the underlying MLP typically have project backlogs that enable them to deploy capital expenditures well in excess of EBITDA, thus driving a multiyear asset growth plan and investor recognition of significant out-year growth in general partner cash flows.

We believe that with proper board oversight, the right operational experience, and appropriately aligned management incentives, QEPFS can follow the proven model for shareholder value creation that so many other midstream general partners have pursued.

2. Separate all of QEPFS from QEP to Unlock its True Value. In parallel with a search for a proven midstream management team and Board members with a history of success in midstream general partner value creation, QEP should commence a separation of QEPFS in its entirety in a tax-free transaction, including all of its assets and its interests in QEPM units and QEPM’s general partner. Such a transaction would immediately unlock the value of the midstream business for QEP shareholders and would enable QEP to attract the best possible midstream management team by isolating the opportunity to participate in the substantial value creation to be generated by growing the QEPM general partner. A standalone QEPFS C Corporation with a best in class management team and board will be positioned to pursue all avenues of value creation to drive growth for the general partner.

All of the reasons that QEP management has offered for maintaining its integrated structure are easily refuted by the evidence and by QEP’s share price, which reflects none of the supposed benefits of integration. While management publicly insists that control of the midstream operations is essential to its upstream success, we see no discernible difference in QEP’s performance in the Pinedale as compared to that of Ultra Petroleum, which controls no midstream operations. Nor is that logic supported by QEP’s entry into the Bakken, where the Company does not have a midstream base of operations and yet that lack of midstream presence has never been mentioned as a roadblock to success. Management also suggests that E&P drill bit activity will generate a large project backlog for QEPFS and QEPM. However, E&P’s biggest capital spending area, the Bakken, has translated into a minimal amount of midstream capital projects, which have instead been won by pure play midstream competitors Crestwood, Targa, and Oneok, none of which has a sponsor E&P parent.

In fact, all of the evidence in the marketplace unequivocally supports the opposite conclusion, which is that separation and specialization, not integration, are the keys to unlocking shareholder value. None of the most highly-valued exploration and production independents rely on a captive midstream operation to drive their performance. Likewise, with limited possible exceptions, no general partner of midstream operations claims that its success depends upon an affiliation with sister upstream operations. In light of these facts, it was not surprising that in our most recent meeting with management QEP’s CFO conceded that control of the midstream assets is not essential to the long term health and success of QEP.

In short, we believe that the Board and management have mistakenly approached the question of the proper ownership structure for the midstream business by asking how can value be maximized within the context of the current integrated structure and running QEPFS for free cash to reinvest into E&P, rather than by asking how overall QEP shareholder value can be maximized and then adjusting QEP’s corporate structure accordingly.

3. Pursue a Significant Return of Capital to Shareholders. QEP has a substantial opportunity to maximize the value creation impact of the steps outlined above by immediately committing to a large dropdown of midstream assets into QEPM for cash and using the proceeds for a substantial repurchase of undervalued QEP shares prior to a separation of QEPFS. At the same time, QEP should consummate the long discussed sales of its non-core assets in the Granite Wash and Woodford “Cana” and possibly the Haynesville as well. Such asset sales would provide further cash to direct toward share repurchases and would signal a commitment by management to a focused E&P program in two profitable, scale basins, the Rockies and the Bakken, and would also serve to improve QEP’s reserve and production balance away from natural gas and toward oil. We believe shareholders would be delighted to see QEP repurchase both its general partnership interest and its core holdings in the Pinedale and the Bakken at a steep discount to their intrinsic worth.

We have waited patiently for QEP to adopt a way forward that will maximize its potential and drive long term share price appreciation. Management has ignored our advice for such a plan and then expressed puzzlement to us that the QEP share price is quoted at such a deep discount to intrinsic value. We believe the steps we have outlined can unlock approximately $2 billion of new value for QEP shareholders, assuming: (i) an equity shrink with drop down proceeds is consummated at a premium to today’s stock price, (ii) a properly managed stand-alone QEPFS trades in-line with other C Corp midstream peers, and (iii) the remaining E&P assets are valued in line with their peers, which we believe will be warranted once QEP shareholders see a commitment to return excess capital and to an E&P program focused on the Rockies and the Bakken. No other course of action available to the Company, with the possible exception of a sale of all of QEP to a strategic acquirer, could possibly unlock anywhere near this much value. We encourage the Board to immediately seize these value creation opportunities, as we believe most shareholders would be highly supportive of changes to the Board should it fail to do so.

We attempted to contact QEP senior management last week to discuss these matters to see if any common ground could be reached without the need for a public dialogue. We are still awaiting a response. You may reach us at (212) 455-0900.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein

Managing Partner

JANA Partners LLC